UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                   =============================
                                                   SEC FILE NUMBER
                                                   1-9083
                                                   =============================
                                                   CUSIP NUMBER
                                                   690211107
                                                   =============================

(Check One): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
[ ] Form N-SAR
For Period  Ended:  September  30, 2002
                  ----------------------
[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR
For the  Transition Period Ended: ___________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
================================================================================
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION

TreeCon Resources, Inc.
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Full Name of Registrant

Overhill Corporation
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Former Name if Applicable

4800 Broadway, Suite A
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Address of Principal Executive Office (Street and Number)

Addison, Texas  75001
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]      (a)      The reasons  described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report,  semi-annual report, transition report on Form 10-K, 20-F, 11-K, 10-Q or N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)      The accountant's  statement or other exhibit required by
                  Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

TreeCon Resources, Inc. (the "Company") is currently engaged in renegotiating two promissory notes with Harold Estes, President of the Company's Texas Timberjack, Inc. subsidiary and a significant stockholder of the Company, which have required the attention of management and may require additional disclosure in the Company's Annual Report on Form 10-K. See Attachment I to this Form 12b-25.

PART IV-- OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

         James Rudis               (972)                   386-0101
       ----------------         ------------             -------------
           (Name)               (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No
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(3) Is it anticipated that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [X] No [ ]
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment II to this Form 12b-25
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                             TreeCon Resources, Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:    December 30, 2002          By:  /s/ James Rudis
       ---------------------            -------------------------------
                                        James Rudis
                                        Authorized Signatory

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
================================================================================
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
================================================================================
                              General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and

Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this Chapter).

                                  Attachment I

     In connection with the June 1994 acquisition of Texas Timberjack, Inc. ("TTI"), the Company's wholly-owned distributor of industrial construction, farming and logging equipment in East Texas and Western Louisiana, the Company initially issued a note to the seller (Mr. Harold Estes) in the amount of $10.0 million, with interest at 8% due October 31, 1994 and collateralized by all the capital stock and certain assets of TTI. Mr. Estes is President of the Company's Texas Timberjack, Inc. subsidiary and a significant stockholder of the Company. As of various maturity dates thereafter, Mr. Estes has entered into subsequent agreements with the Company to modify and extend the term of the note. As of September 30, 2002, the note had a total unpaid balance (including accrued interest) of approximately $22.3 million with a maturity date of October 10, 2002. The Company is currently negotiating an extension to the note with Mr. Estes.

     Quantum Fuel and Refining, Inc. ("Quantum"), a non-operating crude oil refining and blending facility, had a note payable to Mr. Estes when it was acquired by TTI's majority-owned subsidiary, Southern Forest Products, LLC ("SFP"). As of September 30, 2002, the note had a total unpaid balance (including accrued interest) of approximately $1.6 million maturing in October 2002 collateralized by the assets of Quantum. The Company, SFP and Mr. Estes are negotiating the satisfaction of this note.

     Each of the transactions described above have required the attention of management and may require additional disclosure in the Company's Annual Report on Form 10-K.

                                  Attachment II

     In August 2001, the Company's Board of Directors approved a plan to spin-off all of its shares of its 99% owned subsidiary Overhill Farms, Inc. to the holders of the Company's common stock. Overhill Farms, which produces high quality entrees, plated meals, meal components, soups, sauces and poultry, meat and fish specialties, previously comprised the Company's Food Group. The transaction to effect the spin-off resulted in the issuance to the Company's stockholders of one share of Overhill Farms common stock for every two shares of the Company's common stock owned on the record date of the transaction as established by the Board and was completed in October 2002. The assets, liabilities and operations of Overhill Farms will be reported as discontinued in the Company's consolidated financial statements in the Company's Annual Report on Form 10-K, which will be restated from the presentations in prior Annual Reports on Form 10-K in recognition of the proposed spin-off. In addition, the Company expects to report an adjustment for goodwill impairment related to the Company's purchase of TTI in 1994 of approximately $3.6 million.